PRIMEDIA, Inc. 3585 Engineering Drive, Suite 100 Norcross, GA 30092 Tel: 678-421-3000 Fax: 678-421-3400

VIA EDGAR FILING AND FACSIMILE (202) 772-9202

May 9, 2008

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

RE:	PRIMEDIA Inc.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 001-11106

Dear Ms. Cvrkel:

By this letter, PRIMEDIA Inc. (“PRIMEDIA,” the “Company” or “we”) is responding to the comments set forth in your letter dated April 18, 2008. Our response addresses the staff’s comments in the order listed in your letter. Each explanation is preceded by the text of the comment to which it responds.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis

SEC Comment

General, page 14

1.

We note from management’s and the external auditor’s report on internal control over financial reporting that material weaknesses have been identified in the year ended December 31, 2007. Please revise MD&A in future filings to discuss the nature of any material weaknesses identified, the impact on financial reporting and control environment, and management’s remediation plans.

PRIMEDIA Inc. Response

In our future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, we will include language in Management’s Discussion and Analysis, similar in tone and concept to that in the following paragraphs:

As is more fully discussed in our Annual Report on Form 10-K for the year ended December 31, 2007, management concluded that, as of December 31, 2007, there were material weaknesses in internal control over financial reporting as it relates to our accounting for income taxes and cash and cash equivalents and available for sale securities.

Ms. Linda Cvrkel

May 9, 2008

As of March 31, 2008, we do not believe the material weaknesses have been remediated, but we are actively engaged in the implementation of remediation efforts to address them. We have added personnel to our tax department who possess subject matter expertise and experience and have enhanced processes and internal controls to ensure that the accounting for the provision for income taxes and related income tax balances is in accordance with accounting principles generally accepted in the U.S. (“GAAP”). We are also in the process of designing and implementing controls to ensure the proper presentation and disclosure of available for sale securities on our consolidated balance sheet and statement of cash flows. Enhancements are expected to include an update to our investment policy, better communication within the organization regarding investment transactions and an increased level of review for investment transactions. In the meanwhile, we have intensified our review of amounts associated with the reporting of income taxes, cash and cash equivalents, and available for sale securities to include multiple levels of management.

Until such material weaknesses are remediated, it is reasonably possible that these material weaknesses could result in a material misstatement of the provision for income taxes and the related income tax balances, as well as cash and cash equivalents and available for sale securities in our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

Note 1 to the condensed consolidated financial statements describes the impact on our consolidated financial statements as of and for the three months ended March 31, 2007 of errors resulting from these material weaknesses.

Note 1 to the condensed consolidated financial statements will include language under the caption “Correction of Error” similar in tone and concept to that in the following paragraphs:

Subsequent to the issuance of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, the Company discovered an error in its reporting of cash and cash equivalents and available for sale securities in its condensed consolidated balance sheet and of cash flows from investing activities and net increase in cash and cash equivalents in its condensed consolidated statement of cash flows due to the inclusion of auction rate securities as a cash equivalent. This error had no impact on the Company’s condensed consolidated statement of operations or cash flows from operating activities for any period.

The error resulted in an overstatement of cash and cash equivalents and a corresponding understatement of available for sale securities as of March 31, 2007. The error also resulted in an understatement of purchases of available for sale securities and proceeds from sale of available for sale securities during the three months ended March 31, 2007. Additionally, the error resulted in an overstatement of net cash provided by investing activities and increase in cash and cash equivalents for the three months ended March 31, 2007.

Ms. Linda Cvrkel

May 9, 2008

A summary of the effects of the correction of these errors is as follows (dollars in thousands):

	As Previously Reported	Correction Adjustment	As Corrected
BALANCE SHEET
Cash and cash equivalents	$ 145,111	$ (78,350)	$ 66,761
Available for sale securities	—	78,350	78,350

STATEMENT OF CASH FLOWS
Purchases of available for sale securities	$ —	$(111,450)	$ (111,450)
Proceeds from sale of available for sale securities	—	33,100	33,100
Net cash provided by investing activities	139,085	(78,350)	60,735
Increase in cash and cash equivalents	139,283	(78,350)	60,933
Cash and cash equivalents, end of period	145,111	(78,350)	66,761

The Company’s condensed consolidated financial statements included in this Report have been corrected consistent with the “As Corrected” amounts above.

SEC Comment

Selected Quarterly Data, page 35

2.

We note that you have presented quarterly financial data from the amended Form 10-Q for the quarter ended June 30, 2007 without a reconciliation to the amounts originally presented the in Form 10-Q before the restatement. Please note that Question 7 of SAB Topic 6:G:1 requires that if a company has filed a Form 10-Q/A amending a previously filed Form 10-Q, a reconciliation of quarterly data in annual financial statements with the amounts originally reported on Form 10-Q is required unless you have published quarterly reports to shareholders and have previously made detailed disclosure to shareholders in such reports of the change reported on the Form 10-Q/A. Please revise future filings accordingly. Also, we note your disclosure in footnote (1) that previously reported amounts have been recast to classify the results of businesses sold and held for sale as of December 31, 2007 as discontinued operations. In future filings, please revise so that for each quarter where amounts presented differ from those previously reported, there is a reconciliation of such amounts. For unusual transactions and events such as the disposal of a segment of a business, the amount and nature of the changes should be disclosed in this section. See Question 5 of SAB Topic 6:G:1.

PRIMEDIA Inc. Response

In our future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2008, we will present a reconciliation of quarterly financial data from the amended Form 10-Q for the quarter ended June 30, 2007 to the amounts originally presented in the Form 10-Q before the restatement. The reconciliation will be in substantially the same form as that contained in Note 15 to the condensed consolidated financial statements included in the amended Form 10-Q for the quarter ended June 30, 2007.

Additionally, beginning with our Annual Report on Form 10-K for the year ended December 31, 2008, for each quarter where amounts presented in our quarterly financial data differ from those previously reported, we will present a reconciliation of the quarterly financial data to the amounts previously reported.

Ms. Linda Cvrkel

May 9, 2008

Audited Financial Statements

SEC Comment

Statement of Cash Flows, page 42

3.

We note that the adjustments to reconcile net income to net cash provided by operating activities include an “other, net” category. In light of the significance of this “other” amount, please tell us, and revise future filings to separately disclose, the significant components included in this “other” line item.

PRIMEDIA Inc. Response

The most significant components included in the “other” line item include approximately $6.0 million in loss on disposal of property and equipment and $3.3 million in bad debt expense. In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2008, we will separately disclose these amounts for 2007 and the corresponding amounts for 2006.

SEC Comment

Statement of Cash Flows, page 42

4.

We note that net cash (used in) provided by operating activities includes a line item titled “accretion of acquisition obligation and other.” Please explain to us the nature of this amount and how it was calculated or determined.

PRIMEDIA Inc. Response

For 2007, this amount is comprised of three items, the first of which is $0.4 million of accretion of original issue discount on our 8 7/8% Senior Notes due 2011 prior to their redemption in August 2007.

The second item was a $2.1 million change in the fair value of a forward agreement. In connection with PRIMEDIA’s acquisition of Automotive.com, the Company and the minority shareholders entered into a forward agreement through which PRIMEDIA would purchase the remaining 20% of Automotive.com’s stock within a specified period of time. The forward agreement required physical settlement, and the settlement price of the forward agreement was based on a measure of Automotive.com’s earnings in the fiscal year prior to settlement.

The third item was $0.8 million in interest expense on deferred purchase price liabilities arising from previously completed acquisitions. This liability was passed to the acquirer in connection with the sale of the Enthusiast Media segment, and the expense recorded represents interest incurred by PRIMEDIA through the date of sale.

Ms. Linda Cvrkel

May 9, 2008

Notes to the Financial Statements

SEC Comment

General

5.

We note from your disclosure on page 9 that as of February 29, 2008, approximately 59% of the shares of your comment stock were held by investment partnerships, of which KKR Associates LP and KKR GP 1996 LP are the general partners and therefore they have the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

PRIMEDIA Inc. Response

In our future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2008, we will include language in our footnote on related party transactions, similar in tone and concept to that in the following paragraph:

As of [ ], [ ], approximately ☐% of the shares of the Company’s common stock were held by investment partnerships, of which KKR Associates, L.P. and KKR GP 1996 LLC are the general partners. KKR Associates and KKR GP 1996 have sole voting and investment power with respect to these shares. Consequently, KKR Associates and KKR GP 1996 and their respective general partners and members, two of whom are also members of the Company’s board of directors, control the Company and have the power to elect all of its directors and approve any action requiring stockholder approval, including adopting amendments to the Company’s certificate of incorporation and approving mergers or sales of all or substantially all of the Company’s assets. KKR Associates and KKR GP 1996 will also be able to prevent or cause a change of control at any time.

SEC Comment

General

6.

We note from your disclosure in MD&A that the business you have historically referred to as your Consumer Guides segment now constitutes all of your continuing operations, and revenue from your Consumer Guides businesses is primarily from advertising and third-party distribution. In light of the significant amount of divestitures that have occurred in 2006 and 2007, please tell us how you have re-evaluated your reporting segments in 2007 to determine if advertising and distribution should be reported as separate reporting segments. As part of your response, please discuss how you have analyzed the criteria in paragraph 10-16 of SFAS No. 131 in determining your operating and reporting segments.

PRIMEDIA Inc. Response

In responding to the staff’s comment, we believe it is helpful to provide perspective on the way we view and operate our Consumer Guides business, which includes our Apartment Guide and New Home Guide publications and their related websites and our distribution activities.

We view our distribution activities as simply a function, much like a marketing or other corporate function, that is fundamental to a business. Absent fulfilling these activities internally, we would have to outsource this function to a third party. The distribution function is responsible for the distribution and placement of our publications by securing agreements with leading retail chains (e.g., supermarkets, mass merchandise

Ms. Linda Cvrkel

May 9, 2008

retailers, etc.) for placement of our display racks in their places of business. The distribution function’s top priority is to provide our publications with a distribution network to serve the current business and support development or acquisition of new products. The locations in which our publications are placed have a direct impact on the number of persons such publications reach, which directly impacts and helps maximize our advertising revenue.

Display rack space at retail locations that is not filled with our publications is available for rental to third-party publishers, and we generate incremental external revenue by providing distribution services and rack space to such third-party publishers. We do not devote specific effort or resources to the expansion of our third-party revenue, through the distribution of third-party publications or through acquiring retail space, that will not be utilized for our publications. All retail space utilized is for the primary purpose of placing racks used to distribute our publications.

In our re-evaluation of our reportable segments, we first identified our Chief Operating Decision Maker (“CODM”). Since he is responsible for assessing financial performance and making allocation of resources and operating decisions for the Company, we determined that our President and Chief Executive Officer (“CEO”) is our CODM.

In assessing operating segments and reportable segments, we considered the guidance in paragraphs 10 – 15 and paragraph 16, respectively, of SFAS No. 131. We earn revenue through both the sale of advertising in our publications and providing distribution services to third-party publishers. Subsequent to the disposition of our Enthusiast Media segment, the financial reports provided to the CODM contain a revenue measure for each publication type as well as a revenue measure for the distribution function; however, because costs, including distribution, sales, general and administrative, and printing, are managed and presented on an aggregated basis, the CODM does not regularly receive a profit or other performance measure for individual publications nor for the distribution function. The only performance measure included is consolidated Consumer Guides profit. However, certain members of our Board of Directors, primarily representatives of our majority shareholder, KKR, received a financial package that contained a limited measure of profitability for DistribuTech. Our CODM did not receive this package. The CODM’s methodology for managing the business revolves around the current status of advertising revenue compared to budget and to prior year and how revenue can be maximized, through improvements in existing operations, including distribution of publications, and / or through internal start ups or acquisitions. Similarly, potential problems in the business are identified by monitoring and analyzing revenue of individual publications compared to original budgets and revenue of similar publications and not through the analysis of each publication’s profit measure. The CODM’s management of the distribution function is focused on its third-party revenue compared to budget and to prior year. As noted above, revenue maximization, in isolation, is not an objective for our distribution function. Additionally, the head of our distribution function does not meet regularly with our CODM for the purpose of assessing the profitability of the distribution function. Discussions, when they occur, are focused on the enhancement of our publications’ performance through comparisons of revenue and distribution expense to budget for the whole Consumer Guides business.

Based on the above, we concluded that our distribution function did not meet the definition of an operating segment included in paragraph 10 of SFAS No. 131. We believe our only operating and reportable segment is our Consumer Guides business.

We also note for the staff’s information that effective April 25, 2008, Robert Metz, our President and CEO, resigned his position from the Company. Mr. Metz’s successor, Charles Stubbs, is scheduled to commence employment with the Company on May 27, 2008. The Company acknowledges that Mr. Stubbs may wish to alter the information that has been utilized in the past for purposes of managing the Company and allocating resources. If and when that should occur, we will update our consideration of segments and make any necessary changes in the notes to our consolidated financial statements and the management’s discussion and analysis included in our periodic reports filed with the Securities and Exchange Commission.

Ms. Linda Cvrkel

May 9, 2008

Note 2. Summary of Significant Accounting Policies

SEC Comment

Revenue Recognition, page 46

7.

We note that revenue is presented “net” on the face of the statements of operations. Please tell us, and revise future filings to disclose, the nature and timing of the adjustments and allowances recorded as reductions to revenue. If the amounts are material, please disclose the amount of the allowances and adjustments in the notes to the financial statements in future filings.

PRIMEDIA Inc. Response

The Company’s revenue has been presented net of sales allowances, which represent approximately 1% of gross revenues. Management does not presently believe this amount to be material to the Company’s consolidated financial statements. Should the amount become material in the future, we will disclose it in the notes to our financial statements.

SEC Comment

Note 12. Long-Term Debt, page 58

8.

We note your disclosure that at the time of the debt refinancing in 2007, you recorded a loss of approximately $44.3 million, including a write-off of approximately $8.7 million of deferred financing costs. Please explain to us, and disclose in future filings, the nature of the significant components of the loss in both 2007 and 2006 due to the redemption of debt, including how the amounts of the losses were determined or calculated. Also, in light of your disclosure that your capitalized $6.3 million of financing costs associated with the new credit facilities, please tell us how you accounted for the repayment of the existing term loan and refinancing of new Term Loan B and credit facility, in accordance with EITF 96-19.

PRIMEDIA Inc. Response

Our loss on debt redemptions in 2007 was comprised of the following (dollars in millions):

	Debt Instrument				Total
	8 7/8% Senior Notes due 2011	8% Senior Notes due 2013	Senior Floating Rate Notes due 2010	Bank Credit Facilities
Principal redeemed	$410.0	$292.2	$122.5	$492.5	$1,317.2
Redemption price	422.3	309.1	126.2	492.5	1,350.1
Premium (discount) paid	12.3	16.9	3.7	-	32.9
Write-off of deferred financing fees	3.2	3.4	1.1	1.0	8.7
Write-off of original issue discount	2.7	-	-	-	2.7
Total loss (gain) on redemption	$18.2	$20.3	$4.8	$1.0	$44.3

Ms. Linda Cvrkel

May 9, 2008

Our loss on debt redemptions in 2006 was comprised of the following (dollars in millions):

	Debt Instrument			Total
	8 7/8% Senior Notes due 2011	8% Senior Notes due 2013	Senior Floating Rate Notes due 2010
Principal redeemed	$65.5	$ 5.2	$52.2	$123.2
Redemption price	64.0	4.8	55.1	123.9
Premium (discount) paid	(1.5)	(0.4)	2.6	0.7
Write-off of deferred financing fees	0.7	-	0.6	1.3
Write-off of original issue discount	0.6	-	-	0.6
Total loss (gain) on redemption	$(0.2)	$(0.4)	$ 3.2	$ 2.6

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, we will disclose the totals of the significant components included in the information above in the notes to the condensed consolidated financial statements for as long as presentation of amounts for 2007 and 2006 are required and if similar amounts incurred in the future are material.

The lead banks in our new bank credit facilities are Credit Suisse, Cayman Islands Branch (administrative agent) and The Bank of New York, while the lead banks in our old credit facilities were JPMorgan Chase Bank, N.A. (administrative agent) and Bank of America, N.A. For that reason, we do not believe the consensus reached in EITF 96-19 applies to our new bank credit facilities.

SEC Comment

Note 13. Income Taxes, page 61

9.

We note your disclosure that during the year-end close process for 2007, you discovered errors related to the accounting for income taxes applicable to continuing operations, a $1.2 million benefit, and discontinued operations, a $2.4 million benefit. You also state that the errors were not material to the interim periods to which they relate and were corrected in the fourth quarter of 2007. In light of your restatement of the Form 10-Q for the three and six months ended June 30, 2007, please explain to us the nature of the tax errors adjusted for in that amended Form 10-Q and tell us how they are different from the errors discussed in your disclosure in Note 13. Also, in light of your report on internal controls over financial reporting, which identifies material weaknesses in 2007 related to accounting for income taxes, please explain to us how you are reasonably assured that the amounts reported for income taxes as of December 31, 2007 are appropriately stated.

PRIMEDIA Inc. Response

The error corrected in our 10-Q/A was the result of a posting error to our general ledger. An entry to properly adjust our FIN 48 liability as of June 30, 2007 was inadvertently posted twice, resulting in an overstatement of income tax benefit. The impact to continuing operations was an overstatement of more than 12% for the three months ended June 30, 2007 and more than 5% for the six months ended June 30, 2007. In management’s view, this error was material to the consolidated results of operations, and restatement was necessary. In contrast, the impact to discontinued operations was less than 3% for the three months ended June 30, 2007 and less than 1% for the six months ended June 30, 2007. Nevertheless, because the same period-specific, identifiable event was the cause of both errors, management chose to correct both errors in the 10-Q/A.

Ms. Linda Cvrkel

May 9, 2008

The error giving rise to the benefit to continuing operations during the fourth quarter of 2007 related to the reconciliation of the income taxes payable account for PRIMEDIA’s Consumer Guides business, primarily related to state taxes. Based on a comparison of the Company’s actual liabilities to the recorded liability in the taxes payable account, it was determined that the account was over accrued by $1.2 million. The over statement built up over multiple periods and was not attributable to any one period.

There were three separate errors comprising the $2.4 million benefit to discontinued operations recorded in the fourth quarter of 2007:

•

A $0.2 million item relating to the reconciliation of a federal income taxes payable account that, based on a comparison of the Company’s actual liabilities to the recorded liability was determined to be over accrued. The error was not attributable to any one period.

•

An error related to the initial adoption of FIN 48. The Company erroneously included a $1.2 million reserve associated with a previously divested subsidiary and failed to include a $0.3 million exposure to a state taxing authority in the initial recording of its FIN 48 liability. During the first nine months of 2007, the Company also erroneously accrued interest related to the $1.2 million reserve and failed to accrue interest related to the $0.3 million exposure. The net of these errors for 2007 was an overaccrual of the FIN 48 liability of $0.7 million.

•

A posting error to the general ledger. During the second quarter, a $1.5 million benefit, which was properly recorded in the first quarter of 2007, was inadvertently reversed during the second quarter of 2007.

Management considered the guidance in SAB 99 in assessing the materiality of these errors both quantitatively and qualitatively. The quantitative assessment also considered the following guidance in paragraph 29 of APB 28:

In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

Management’s observations regarding the qualitative assessment of materiality included the following:

•	While income taxes represent an area requiring the exercise of management’s judgment, the identified errors were not a result of the application of judgment but were clerical in nature.

•

The errors do not mask any earnings or other trends for any period nor do they change losses into income or vice versa. Analysts and the market place evaluate PRIMEDIA on revenue, net free cash flow and EBITDA. The identified errors have no impact on any of these financial trends. Furthermore, all but one of the errors impact discontinued operations, the results of which are largely ignored by analysts and the market place.

•	The errors had no impact on the Company’s loan covenants or other regulatory or contractual requirements.

•	None of the measurements affecting management’s compensation was impacted by the errors.

•	The errors were not the result of any unlawful transaction.

Ms. Linda Cvrkel

May 9, 2008

•

Volatility in the price of PRIMEDIA’s common stock is more closely aligned with general economic factors perceived to impact the residential real estate and consumer credit markets than any other factors.

Given the nature and amounts of the error impacting continuing operations and the first and second errors impacting discontinued operations, management concluded that the errors were quantitatively immaterial to the consolidated financial statements as of and for the year ended December 31, 2007 as well as the interim periods in 2007. There were no qualitative considerations which changed this conclusion.

The third error impacting discontinued operations represented approximately 9% of discontinued operations for the three months ended June 30, 2007. The error was further assessed in accordance with the guidance in paragraph 29 of APB 28, and we noted it represented less than 1% of discontinued operations for the year ended December 31, 2007. This, together with the aforementioned observations regarding the qualitative assessment of materiality, led management to conclude that this error was also immaterial.

As noted above, we have added tax personnel who possess subject matter expertise and experience. Two of the additions to our tax staff joined the Company during the fourth quarter of 2007. It is due in part to the addition of these personnel that the errors noted above were identified. As a result of the intense review of income tax accounts and the enhanced review of tax provision calculations, including a more robust review of the work performed by our third-party tax services provider, the Company feels reasonably assured that the amounts reported for income taxes as of December 31, 2007 are appropriately stated.

SEC Comment

Note 18. Severance and Provision for Restructuring Costs, page 68

10.

We note your disclosure that the total cost of the expected plan approved in 2007 is $6.2 million, of which $5.8 million has been incurred as of December 31, 2007. In light of the $10 million provision recorded in 2007 and the ending liability balance as of December 31, 2007, which exceed this $6.2 million amount, please tell us and disclose in future filings, any future amounts expected to be incurred related to the restructuring activities initiated in 2006 and 2007. As part of your response and revised disclosure, please tell us the total amount expected to be incurred in connection with all restructuring activities and the cumulative amount incurred to date, for each major type of cost associated with the restructuring activities. See paragraph 20b of SFAS No. 146.

PRIMEDIA Inc. Response

The details of the Company’s plan to relocate its corporate headquarters from New York to Norcorss, GA were included within the Employee-related termination costs line item in the reconciliation of the beginning and ending balance of the restructuring liability for 2007. We will clarify this in our future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008. Furthermore, we will disclose that our other restructuring costs expected to be incurred in future periods are limited to changes that may occur in sublease income associated with our recorded liability for termination of leases related to office closures, while the related imputed interest is recorded in interest expense. Presently, these costs are not expected to be material. In our future disclosures, we will state this fact or, if circumstances change such that the costs become material, provide an estimate of the expense.

Ms. Linda Cvrkel

May 9, 2008

Additional Remarks

In connection with our response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above information responsive to the staff’s comments and will be happy to discuss it further should you desire.

Sincerely yours,

PRIMEDIA Inc.

/s/ KIM R. PAYNE

Kim R. Payne

Senior Vice President and

Chief Financial Officer